Exhibit 99.1

Qlik to Acquire Attunity to Expand Enterprise Data Management
and Enable Real-time Analytics

Attunity’s market-leading data integration and data management solutions combined with
Qlik’s market-leading analytics platform unlocks the value of data

Philadelphia, PA and Burlington, MA – Feb. 21, 2019 –  Qlik®, a leader in data analytics, and Attunity Ltd. (NasdaqCM: ATTU), a leading provider of data integration and big data management software solutions, today announced that the two companies signed a definitive agreement under which Qlik will acquire Attunity. Under the terms of the agreement, Qlik will acquire all outstanding ordinary shares of Attunity for a total value of approximately $560 million. Attunity shareholders will receive $23.50 in cash per share, representing a 18% premium to Attunity’s last closing price of $19.93 per share on February 20, 2019. The agreement was unanimously approved by the boards of directors of Qlik and Attunity.

Building on Qlik’s recent acquisition of Podium Data and the introduction of Qlik Data Catalyst, Attunity provides cross-platform data streaming capabilities to support a shift to cloud and real-time analytics. This acquisition further differentiates Qlik by providing an expanded breadth of enterprise data management capabilities and adds an experienced team of data professionals.
Consistent with Qlik’s vision for 3rd generation business intelligence, a strong data management strategy creates the foundation for an enterprise analytics strategy that drives insights and transforms organizations.

“Attunity’s strength in real-time data delivery across complex cloud environments will uniquely position Qlik to help customers lead with data and align their enterprise analytics strategy,“ said Mike Capone, Qlik CEO. “Attunity has demonstrated strong growth in a large market and together we’re better positioned to serve our enterprise customers along with our partner ecosystem to solve the most challenging data problems.”

“We are excited to be joining Qlik, combining our data integration and big data management capabilities with the analytics leader to accelerate our success,” said Shimon Alon, Chairman and CEO of Attunity. “We believe the transaction is in the best interest of Attunity’s stakeholders and provides Attunity with additional awareness and scale to execute our strategic plans as we continue to provide our customers with the premier products and services they have come to expect.”

In a world increasingly reliant on predictive analytics and artificial intelligence, seamlessly moving data in real-time across multiple cloud environments and data lakes has become a business-critical issue. With Attunity, Qlik will provide customers with an expanded enterprise data management solution to transform their raw data into a governed, analytics-aware information resource.

Building on Qlik’s extensive partner ecosystem, this acquisition will pull in Attunity’s partner network, further expanding Qlik’s go-to-market reach and strengthening its data lake management and cloud infrastructure partnerships, including Microsoft, Amazon AWS, Cloudera and Snowflake.

To learn more about Qlik’s expanded data management capabilities with Attunity, register for the Qlik Qonnections conference taking place May 13-16 in Dallas, TX.

Timing and Approvals
Closing of the transaction is subject to customary closing conditions, including the approval of Attunity shareholders and clearance from relevant regulatory authorities. The transaction is expected to close in the second quarter.

J.P. Morgan Securities LLC is serving as exclusive financial advisor to Attunity and Goldfarb Seligman & Co. and Davis Polk & Wardwell LLP are serving as its legal advisors. Kirkland & Ellis LLP served as legal advisor to Qlik. Financing for the transaction is being provided by Morgan Stanley and Goldman Sachs.

About Attunity
Attunity is a leading provider of data integration and big data management software solutions that enable availability, delivery and management of data across heterogeneous enterprise platforms, organizations and the cloud. Attunity’s software solutions include data replication and distribution, test data management, change data capture (CDC), data connectivity, enterprise file replication (EFR), managed file transfer (MFT), data warehouse automation, data usage analytics and cloud data delivery.

Attunity has supplied innovative software solutions to its enterprise-class customers for over 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through various partners such as Microsoft, Oracle, IBM and Hewlett Packard Enterprise. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit www.attunity.com or our blog and join our community on Twitter, Facebook, Linkedin and YouTube.

About Qlik
Qlik’s vision is a data-literate world, one where everyone can use data to solve their most challenging problems. Only Qlik’s end-to-end data management and analytics platform brings together all of an organization’s data from any source, enabling people at any skill level to use their curiosity to uncover new insights. Companies use Qlik to see more deeply into customer behavior, reinvent business processes, discover new revenue streams, and balance risk and reward. Qlik does business in more than 100 countries and serves over 48,000 customers around the world.

Additional Important Information and Where to Find It
In connection with the proposed transaction, Attunity will prepare a proxy statement to be delivered to its shareholders. INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The proxy statement and other documents may be obtained for free from the company’s web site or by directing such request to Attunity Investor Relations below.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss Attunity’s strength in real-time data delivery that will uniquely position Qlik to help customers lead with data and align their enterprise analytics strategy, or when we say that with Attunity, Qlik will provide customers with an expanded enterprise data management solution, we are using a forward-looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Attunity's current expectations. Factors that could cause or contribute to such differences include, but are not limited to, risks and uncertainties relating to: risks associated with uncertainty as to whether the merger transaction will be completed; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; costs and potential litigation associated with the merger transaction; the failure to obtain the necessary shareholder approval or regulatory clearances or to satisfy the other closing conditions set forth in the merger agreement; risks that the proposed merger transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed transaction; the distraction of management of Attunity resulting from the proposed transaction; and the other risk factors discussed from time to time by Attunity in reports filed with, or furnished to, the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For more information, please contact:

Media Contact:
Kelly Hall
+44 7983 298193
kelly.hall@qlik.com

Investor Contact:
Allison Soss
KCSA Strategic Communications
+1-212-896-1267
Attunity@kcsa.com

Company Contact:
Dror Harel-Elkayam, CFO
Attunity Ltd.
+972-9-899-3000
Dror.elkayam@attunity.com

The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

© Attunity 2019. All Rights Reserved. Attunity is a registered trademark of Attunity Inc. All other product and company names herein may be trademarks of their respective owners.

© 2019 QlikTech International AB. All rights reserved.  All company and/or product names may be trade names, trademarks and/or registered trademarks of the respective owners with which they are associated.

The information provided herein is subject to change without notice.  In addition, the development, release and timing of any product or functionality described herein remain at the sole discretion of Qlik and should not be relied upon in making a purchasing decision, nor as a representation, warranty or commitment to deliver specific products or functionality in the future.

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